FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Kenny John Jr. F.	2. Issuer Name and Ticker or Trading Symbol Iron Mountain Incorporated (IRM)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) Chief Financial Officer & Executive VP
(Last) (First) (Middle) 5 Dwiggins Path	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year December 2001
(Street) Hingham, MA 02043		5. If Amendment, Date of Original (Month/Day/Year) January 9, 2002	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, par value, $.01 per share	12/20/01		G		200	D		38,442(10)	D
Common Stock, par value, $.01 per share								16,792	I	Held in name of wife
Common Stock, par value, $.01 per share								330	I	Held in name of minor son
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option (Right to buy)	$43.15	11/29/01		A	V	50,000		11/29/01(1)	11/28/11	Common Stock	50,000			D
Employee Stock Option (Right to buy)	$28.766667							11/29/01(2)	11/28/11	Common Stock	75,000(2)			D
Employee Stock Option (Right to buy)	$5.5906667							1/1/95(3)	1/1/05	Common Stock	26,548(3)		26,598	D
Employee Stock Option(Right to buy)	$7.1666667							2/6/96(4)	2/6/06	Common Stock	17,348(4)(11)		17,348	D
Employee Stock Option(Right to buy)	$6.8333333							4/8/96(5)	4/8/06	Common Stock	17,467(5)		17,467	D
Employee Stock Option(Right to buy)	$6.8333333							4/8/96(6)	4/8/06	Common Stock	19,283(6)(11)		19,283	D
Employee Stock Option(Right to buy)	$14.1111111							7/31/97(7)	7/31/07	Common Stock	237,402 (7)		189,921	D
Employee Stock Option(Right to buy)	$22.4166667							9/13/99(8)	9/13/09	Common Stock	13,379(8)(11)		0	D
Employee Stock Option(Right to buy)	$22.4166667							9/13/99(9)	9/13/09	Common Stock	26,769(9)		16,058	D

Explanation of Responses:

(1) This is the date of the option grant. The option grant will vest 20% annually on the anniversary of this date of option grant.
(2) This is the date of the option grant. This option will vest 20% annually and was previously reported (immediately above) covering 50,000 shares at an exercise price of $43.15 per share, but was adjusted to reflect a 3-for-2 stock split on December 31, 2001.
(3) This is the date of the option grant. This option is 100% vested. This option was previously reported as covering 17,699 shares at $8.386/share, but was adjusted to reflect a 3-for-2 stock split on December 31, 2001.
(4) This is the date of the option grant. This option is 100% vested. This option was previously reported as covering 11,565 shares at $10.75/share, but was adjusted to reflect a 3-for-2 stock split on December 31, 2001.
(5) This is the date of the option grant. This option is 100% vested. This option was previously reported as covering 11,645 shares at $10.25/share, but was adjusted to reflect a 3-for-2 stock split on December 31, 2001.
(6) This is the date of the option grant. This option is 100% vested. This option was previously reported as covering 12,855 shares at $10.25/share, but was adjusted to reflect a 3-for-2 stock split on December 31, 2001.
(7) This is the date of the option grant. This option will vest 20% annually on the anniversary date of the date of the option grant and was previously reported as covering 158,268 shares at $21.1666667/share, but was adjusted to reflect a 3-for-2 stock split on December 31, 2001.
(8) This is the date of the option grant. This option will vest 20% annually on the anniversary date of the date of the option grant and was previously reported as covering 8,919 shares at $33.625, but was adjusted to reflect a 3-for-2 stock split on December 31, 2001.
(9) This is the date of the option grant. This option will vest as follows: 16,058 shares are fully vested as of December 2001; 3,570 shares will vest on 9/13/02, 9/13/03 and 9/13/04. This option was previously reported as covering 17,846 shares at $33.625, but was adjusted to reflect a 3-for-2 stock split on December 31, 2001.
(10) Effective December 31, 2001, the Common Stock of Iron Mountain Incorporated split 3-for-2, resulting in reporting person's acquisition of the following described shares of Commom Stock: 12,814 shares directly, 5,597 indirectly as a result of the ownership of shares, by the reporting person's wife, and 160 shares indirectly as a result of shares held in trust for the benefit of the reporting person's minor son.
(11) One share adjusted to reflect rounding from a 3-for-2 stock split on December 31, 2001.

By: /s/ John F. Kenny, Jr. John F. Kenny, Jr. **Signature of Reporting Person	December 23, 2002 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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